Sales Proposal to COSTCO


THE WORLD'S FIRST FLAVORED ULTRA PREMIUM TEQUILA
EXODO®
What's Your Flavor?
the only X you'll always go back to
ENJOY ÉXODO RESPONSIBLY
www.ExodoTequila.com

Juan-Carlos Héctor, President & CEO

"We would like to create a partnership with Costco, a company with an excellent proven track record of gross sales platform. Costco would not only improve the visibility of our brand but would also increase sales and thereby improve revenues for both companies. We have a unique product with great flavor and quality that could benefit from being in Costco. "Today's consumers are more discerning than ever when it comes to their tequila choices. They want to explore the category and discover gems that offer exceptional liquid at an accessible price point." We, at ÉXODO Spirits Company, want to further their education and inspire their curiosity."

Sales Proposal to COSTCO

Date: 10/24/2016

ÉXODO
Spirits Company
1505 22nd Street NW
Washington DC, 20036
202. 652.2308

Prepared For: Costco Northeast Region
45940 Horseshoe Drive, Suite 150
Sterling, VA 20166
(703) 406.6800

Prepared By: Juan-Carlos Héctor
President & CEO
ÉXODO Spirits International Corporation
1505 22nd Street NW
Washington DC, 20036
(202) 652.2308

EXODO
Spirits Company
1505 22nd Street NW
Washington DC, 20036
202. 652.2308

ÉXODO SPIRITS COMPANY SALES PROPOSAL

The spirits industry is showing consistent growth, but the shake-up surrounding consumer preferences continue at the category level. Vodka (particularly flavored vodka) is leveling off after more than a decade of expansion, while whiskey and tequila are vying to take its place long-term as the fastest growing spirit as reported by the Beverage Information & Insights Group.

Recent studies in the beverage industry show that today's consumers are savvy and versatile: they shop for food, supplies and recreational beverages under one roof for convenience and time saving. ÉXODO Spirits Company wants to move beyond traditional distribution in store selling methods and expand its domain by targeting the massive retail population of buyers that visit Costco every year. We would like to place our products as part of that convenience shopping.

ÉXODO Spirits Company has experienced a steady growth in the sales of our ultra-premium tequila in the beverage market in the last three years. Our current sales plan works well but needs innovation according to the changing expectations of the consumers to get our products to the masses which is where Costco excels.

Costco has the ideal membership base - the average member is college educated, owns a home and earns about $100,000 a year as reported by CNBC. Costco members are extremely loyal with an overall renewal rate at 90.6%. But research shows that current Costco members are growing older and that Costco has to address the change as its current members' age. Newer potential members, also known as Millennials, in which Costco is interested, are younger and not necessarily going to be interested in spending to buy in bulk. Therefore, Costco has to carefully consider what items should be part of their 4,000 sku's to draw them in.

Recent trends also show an increase in interest in flavored spirits. Flavored vodka sales went through the roof in recent years. There are companies that have produced such flavors as chili flavored tequila, but none has produced fruit flavored tequila. Some have created flavored tequila *liqueur* which is very different than flavored tequila. ÉXODO Spirits Company has embraced this trend in flavored liquor amongst younger consumers and introduced fruit flavored tequila five years ago when the company was born. Our ultra-premium tequila is made from 100% Weber blue agave, distilled three times to achieve the smooth characteristics that we are proud of, and then infused with fresh fruits; the goal – to meld the warmth and savory notes of the tequila with hints of flavors from fresh fruits. We offer five tequila flavors; our best-selling flavored tequila are peach and watermelon. As well, ÉXODO have regular cores tequilas silver, reposado and anejo.

We would like to create a partnership with Costco, a company with an excellent proven track record of gross sales platform. Costco would not only improve the visibility of our brand but would also increase sales and thereby improve revenues for both companies. We have a unique product with great flavor and quality that could benefit from being in Costco.

"Today's consumers are more discerning than ever when it comes to their tequila choices. They want to explore the category and discover gems that offer exceptional liquid at an accessible price point." We, at ÉXODO Spirits Company, want to further their education and inspire their curiosity.

ÉXODO
Spirits Company
1505 22nd Street NW
Washington DC, 20036
202. 652.2308

THE STORY BEHIND THE TEQUILA

The ÉXODO story began in early 2011 in Guanajuato, Mexico, at the house of good friends, Sergio and Margarita Rivera. Mr. Hector was introduced to a very different type of tequila, nothing like he experienced in the United States. The characters, the smoothness, the flavors of the tequila intrigued his palate. Mr. Hector brought a few bottles back to the States, invited a few friends over for dinner and introduced them to the tequila. To his surprise everyone asked for the brand name. He told them that it had no name yet. After many years of searching for the right business concept, at that moment, the idea came alive to create his own brand of tequila to import to the U.S. That's how the business idea was brought to life.

Since its inception, ÉXODO Spirits Company has produced ÉXODO Silver, Reposado and Añejo and an extensive line of Silver fruit flavored tequilas, including but not limited to Peach and Watermelon. ÉXODO tequila is known for its smooth, no after-burn sensational flavors sustaining its respect of the long-standing tequila traditions that made it the drink of choice of the wise and venerated mystics.

ÉXODO means Exodus; Mr. Héctor's family was exiled from Cuba in 1981 when he was twelve years old and has never been able to return to Cuba since he left, another source of inspiration to honor his father for his hard work and dedication to the family, while they were separated for six years in 1980 for political reasons.

ÉXODO tequila is made from 100% blue Weber Agave from the highlands of Jalisco, Mexico. As the **2014 and 2015 Winner for Best Tequila in Show at the World Spirits Competition**, ÉXODO tequila is produced with stickler for authenticity and handcrafted quality. ÉXODO tequilas are acknowledged as one of the finest lines of tequilas in the market today. Mr. Hector says, "We do not cut corners or sacrifice quality over quantity like other brands."

ÉXODO tequila is distilled in Jalisco, Mexico. We produce and label our own bottles, currently 40,000 per month, 750ml and 375ml. Its founder, Juan-Carlos Héctor, serves as President & CEO. Born in Havana, Cuba on July 28, 1969, he holds a Bachelor in Computer Science and Engineering from Florida Tech and a Masters in Systems Engineering from George Washington University. His last employment before starting the ÉXODO Spirits Company – the Central Intelligent Agency (CIA) in Mclean, VA.

ÉXODO Spirits Company employs 45 employees in the United States and Mexico and partners with more than ten different companies for the daily operation of the business which ranges from legal, accounting, finance, transportation, distribution, logistics and marketing. We operate out of our NW Washington, DC office with warehouses located in Texas, California, Maryland and Florida.

ÉXODO
Spirits Company
1505 22nd Street NW
Washington DC, 20036
202. 652.2308

OBJECTIVES

Currently, ÉXODO Spirits Company partners with Southern Wine & Spirits and Republic National Distribution Company to represent and distribute our products to controlled states through independent privately-owned liquors stores such as ABC Liquor, bars, and restaurants, and includes but is not limited to the Verizon Center in Washington, DC and Disney World in Orlando, Florida. ÉXODO Tequila is expanding distribution to Latin America in January 2017 including Puerto Rico, Dominican Republic, Panama, Colombia, Costa Rica and Peru.

For our next step, ÉXODO Spirits Company is looking to expand distribution capabilities and continue to grow our brand in the United States through a reputable network of retail organization such as Costco. ÉXODO Spirits Company recognizes the value in having our products at Costco.

Having our products in Costco would position our elegant bottles across the United States. We would like to make our products readily available to wholesalers to ensure products are delivered with competitive prices. A great working relationship between the Costco and ÉXODO Spirits Company is vital to the growth and expansion of our brand.

ÉXODO Spirits Company is currently sold at local ABC Liquor Stores and privately owned liquor stores, restaurants, bars, and casinos in Vegas, West Virginia, Washington, DC and nightclubs in Pennsylvania, North Carolina, South Carolina, West Virginia, Virginia, Washington, DC, Maryland, Delaware, Nevada, California, Texas, and Florida.

ÉXODO Spirits Company will assume financial responsibilities' for all shipping and loading costs and will assume full responsibility for the goods being transferred. It will also accept full liability and risk of loss for goods lost or damaged in transit from the manufacturing plant in Mexico to any Costco warehouse in the United States.

OUR APPROACH AT COSTCO

ÉXODO Spirits Company offers premium quality tequila comparable to Patron Platinum at a better price point. We would like to have the five (5) top sellers of our tequila sold at Costco:

ÉXODO KEY PRODUCT OFFERING

1. ÉXODO Silver
2. ÉXODO Silver Peach
3. ÉXODO Silver Watermelon
4. ÉXODO Reposado
5. ÉXODO Añejo

ÉXODO
Spirits Company
1505 22nd Street NW
Washington DC, 20036
202. 652.2308

The suggested retail price at Costco for ÉXODO Silver flavored tequilas should range from $32.50 to $36.99, providing a price discount advantage to Costco members of approximately 35% over regular retail stores.

TYPE	SIZE	PRICE
Costco		
Patron Silver Tequila	750ml	$34.95
CVS		
Patron Silver Tequila	375ml	$23.99
Patron Silver Tequila	750ml	$49.99
Sam's Club		
Patron Silver Tequila	750ml	$34.98
Target		
Patron Silver Tequila	375ml	$21.99
Patron Silver Tequila	750ml	$38.99
Walgreens		
Patron Silver Tequila	750ml	$46.99
Walmart		
Patron Silver Tequila	750ml	$34.47

https://www.hangoverprices.com/

The regular retail price of ÉXODO Silver flavored tequila in liquor stores nationwide range from $46.95 to $60.95 per bottle. Freight on Board (FOB) according to a recent survey of the market Cities and States. Our price guidelines should be comparable in quality to those of Patron Silver and Don Julio Tequila Blanco nationwide, based on a retail market research within the United States.

Competitor Brand Name 750ml	Current Retail Price
Patron Silver	$54.95
Avion Silver	$49.95
D' Leon Silver	$68.99
Casta Pasion Blanco	$59.95
Corzo Silver	$56.90
Don Julio Blanco	$61.95 to 71.95

ÉXODO
Spirits Company
1505 22nd Street NW
Washington DC, 20036
202. 652.2308

PROFESSIONAL MARKETING SERVICES

ÉXODO Spirits Company's marketing budget for 2017 is projected at $360,000, anticipating growth of 30% per year for the next five years. ÉXODO Spirits International Corporation has a strong relationship with Brand Builders and other model agencies to promote and represent the brand professionally within stores allowing Costco customers to taste the products.

TriVision Studios, located in Chantilly, VA, the advertising firm ÉXODO currently works with, provides the following services: branding, identity research, website concept and design, packing designs, in-store displays, local press releases, commercials, and local promotional events.

ÉXODO SPIRITS INTERNATIONAL CORPORATION FREIGHT ON BOARD (FOB) AND TERMS

FOB Pricing Schedule

- ÉXODO Tequila Silver 06/750ml $149.03
- ÉXODO Tequila Silver (ALL FLAVORED) 06/750ml $149.03
- ÉXODO Tequila Reposado 06/750ml $151.09
- ÉXODO Tequila Añejo 06/750ml $160.10

EXODO 375ML PRICES

- ÉXODO Tequila Silver 24/375ml FOB $305.10
- ÉXODO Tequila Silver (ALL FLAVORED) 24/375ml FOB $305.10
- ÉXODO Tequila Reposado 06/750ml $311.09
- ÉXODO Tequila Añejo 24/375ml $317.10

PAYMENT TERMS

Payment terms shall be set by a mutual agreement of the Parties in a Memorandum of Understanding (MOU). Payment terms will reflect Costco's payment policy. Costco shall make a payment 100% in full to ÉXODO Spirits International Corporation.

ÉXODO
Spirits Company
1505 22nd Street NW
Washington DC, 20036
202. 652.2308

CONTACT INFORMATION

ÉXODO Spirits International Corporation
1505 22nd Street North West
Washington DC 20037.
info@ExodoSpirits.com
(202) 469.3400

ACCOUNT MANAGERS

Mr. Juan-Carlos Hector
President & CEO
jhector@ÉXODOSpirits.com
(321) 246.3621

DIRECTOR of SALES CONTROL STATES

Ms. Jade Holt
jholt@ExodoSpirits.com
(703) 350.9911

DIRECTOR of SALES

Mr. Brian Lindsay

blindsay@ExodoSpirits.com
(919) 800.9835

ADDITIONAL INFORMATION

www.exodotequila.com

https://www.facebook.com/exodotequila.us/

https://www.youtube.com/watch?v=bBj4-YqSO_0&feature=c4-overview&list=UUSNcQB7beALf0tRHz_q5TVw

https://www.youtube.com/watch?v=bO3AHPafd4k

https://www.youtube.com/watch?v=5TTrjQH3nmU

ÉXODO®
Spirits Company
1505 22nd Street NW
Washington DC, 20036
202. 652.2308

APPENDIX: NATIONAL SALES ACCOUNTS

ÉXODO Spirits Company established sales and marketing relationships since 2015 with Verizon Center in Washington, DC to sell and promote all ÉXODO products, allowing widespread exposure of the ÉXODO tequila brand to more than 4 million local residents in the WMA per year.

ÉXODO Tequila Peach and Silver are the highest gross brand with continuous monthly sales for the last twelve consecutive months grossing over $27,500 per month for the locally known Clyde's Gallery Place Restaurants and Bars in Washington, DC, breaking record sales above all spirits brands within Clyde's Bars and Restaurant.

APPENDIX: CLYDE'S AVERO SLINGSHOT SALES REPORTS

206359	BACARDI DRAGON	40	$320.00
206033	MYERS	36	$324.00
209870	BACARDI 8	10	$90.00
209871	BACARDI OAKHART	4	$32.00
	Rum Total	**1,207**	**$8,213.00**
Scotch			
210944	JW PLATINUM	464	$5,568.00
206412	JW BLACK	98	$882.00
206407	DEWARS	94	$752.00
206420	MACALLAN 12YR	75	$937.50
206419	GLENLIVET 12	43	$537.50
206418	GLENFIDDICH 12	19	$237.50
207069	LAGAVULIN LAGAVULIN	15	$262.50
210195	BALVENIE 14 YR	10	$155.00
209645	HIGHLAND P 12YR	10	$125.00
206435	TALISKER	10	$125.00
206426	GLENMORANGIE 10	6	$63.00
	Scotch Total	**844**	**$9,645.00**
Tequila			
210974	EXODO PEACH	2,085	$14,595.00
210973	EXODO SILVER	1,799	$12,593.00
206045	PATRON SILVER	295	$3,245.00
206042	CUERVO GOLD	141	$987.00
206446	DON JULIO	106	$1,166.00
206441	PATRON CAFE XO	81	$404.00
210985	PATRON XO COCOA	13	$65.00
210035	HERRADURA	12	$132.00
	Tequila Total	**4,532**	**$33,187.00**
Vodka			
206009	ABSOLUT	1,846	$10,589.00
209978	CIROC AMARETTO	1,568	$7,840.00
206011	TITO'S VODKA	510	$4,080.00
206460	KETEL ONE	472	$4,248.00
206462	GREY GOOSE	404	$3,636.00
206015	ABSOLUT CITRON	333	$1,974.00
206017	BAR VODKA	247	$1,729.00
206013	ABSOLUT MANDRIN	218	$1,219.00
208819	ABSOLUT PEAR	137	$730.00
206018	ABSOLUT RUBY RED	113	$592.00
206458	STOLI	86	$688.00
208944	CIROC	81	$729.00

206429	MACALLAN 18YR	15	$532.50
209645	HIGHLAND P 12YR	12	$150.00
210195	BALVENIE 14 YR	10	$155.00
206435	TALISKER	10	$125.00
206426	GLENMORANGIE 10	6	$63.00
Scotch Total		991	$11,684.00
Tequila			
210974	EXODO PEACH	2,256	$15,792.00
210973	EXODO SILVER	2,026	$14,182.00
206045	PATRON SILVER	360	$3,960.00
208809	PATRON SILVER	207	$2,328.75
206042	CUERVO GOLD	163	$1,141.00
206446	DON JULIO	108	$1,188.00
206441	PATRON CAFE XO	102	$509.00
208807	CUERVO GOLD	85	$680.00
210985	PATRON XO COCOA	39	$195.00
208806	BAR TEQUILA	29	$232.00
206444	DON JULIO ANEJO	28	$308.00
209519	DON JULIO	20	$230.00
210035	HERRADURA	12	$132.00
209858	PATRON CAFE	6	$48.00
210977	EXODO WATERMELON	2	$14.00
Tequila Total		5,443	$40,939.75
Vodka			
206009	ABSOLUT	2,065	$11,897.00
209978	CIROC AMARETTO	1,659	$8,295.00
206011	TITO'S VODKA	624	$4,992.00
206460	KETEL ONE	533	$4,797.00
206462	GREY GOOSE	457	$4,113.00
206015	ABSOLUT CITRON	340	$2,009.00
208847	ABSOLUT PEPPAR	298	$2,288.00
206017	BAR VODKA	288	$2,016.00
207640	GREY GOOSE	254	$2,921.00
206013	ABSOLUT MANDRIN	235	$1,316.00
208845	BAR VODKA	224	$1,568.00
208846	ABSOLUT	213	$1,551.00

208785	TITOS COSMO	4	$39.00
209989	H2O	3	$0.00
209951	RAIL BRANDY	1	$9.50
210175	ISALND GETAWAY	0	$0.00
210177	OVER THE MOON	0	$0.00
210179	PEACHBERRY PALME	0	$0.00
208782	PORCH SWING	0	$0.00
210174	SUMMER'S ENVY	0	$0.00
	Bar Condiments Total	901	$7,953.00
Catering Menu			
207776	OPEN LIQUOR	0	$0.00
	Catering Menu Total	0	$0.00
Juice			
210931	JUICE $$	311	$155.50
	Juice Total	311	$155.50
Liquor			
210974	EXODO PEACH	1,355	$9,485.00
206307	JAMESON	1,312	$8,331.20
206009	ABSOLUT	1,302	$7,503.00
210973	EXODO SILVER	1,262	$8,834.00
209978	CIROC AMARETTO	1,155	$5,775.00
208732	WINTER COCKTAIL	876	$0.00
210945	BUSHMILL'S IRISH	770	$3,850.00
209585	FIREBALL	758	$4,813.30
206051	JACK DANIELS	674	$5,392.00
206209	MARTINI	610	$0.00
206034	CAPT MORGANS	479	$2,983.00
206011	TITO'S VODKA	368	$2,944.00
206301	MAKERS MARK	356	$2,848.00
206199	LIT	346	$3,806.00
206460	KETEL ONE	345	$3,105.00
206129	BLOODY MARY	337	$421.25
210307	OLD FORRESTER	336	$1,804.00
210944	JW PLATINUM	327	$3,924.00
206462	GREY GOOSE	269	$2,421.00
206516	HENNESY VS	224	$2,128.00
206576	MANHATTAN	217	$0.00
207087	GRAND MARNIER	211	$2,110.00
206015	ABSOLUT CITRON	209	$1,261.00
208847	ABSOLUT PEPPAR	185	$1,408.00
206045	PATRON SILVER	184	$2,024.00
206017	BAR VODKA	181	$1,267.00
206295	CROWN ROYAL	169	$1,352.00
206210	MIMOSA	169	$1,352.00
206013	ABSOLUT MANDRIN	166	$923.00
206206	MARGARITA	163	$163.00
210022	PEAR SIDECAR	160	$1,592.00
206338	TANQUERRAY	150	$1,350.00
207640	GREY GOOSE	149	$1,713.50
208845	BAR VODKA	142	$994.00
206032	BACARDI LIGHT	132	$1,056.00

EXODO
Spirits Company
1505 22nd Street NW
Washington DC, 20036
202. 652.2308

APPENDIX: CLYDE'S MENU PLACEMENT


Exodo Tequila Specials
Ultra-Premium, small batch tequila, hand crafted and distilled from 100% Blue Agave
Exodo Silver Margarita...7.00
"Long Lost Summer" Peach Margarita...7.00
featuring peach flavored Exodo Tequila
Exodo Mango Margarita...7.00
Exodo Silver, Mango Schnapps, Triple Sec, orange juice and sour mix
Exodo "Blue" Margarita...7.00
Exodo Silver, Blue Curacao, orange juice and sour mix

APPENDIX: CLYDE'S GENERAL MANAGER WRITING TO REQUEST FOR MENU DRINK PLACEMENT

Arvind Nair <ANair@clydes.com>
02/09/15 at 1:19 PM

Hi Samantha,

Greg B. has submitted two recipes for consideration for the Spring/Summer cocktail. Both drinks have been priced below your benchmark and the Éxodo Peach margarita is a huge hit at Clyde's of Gallery Place. Since we started carrying it on Jan 21st, it is now the number one selling drink at Clyde's of Gallery Place. Please review our AVERO sales report below. If fact, it outsells the combined sales of all the Fall/Winter cocktail drinks. If you want to increase sales of the Spring/Summer menu, I suggest listening to the wants and needs of our customers. They have spoken loudly. Also, I have held back from rolling out the Watermelon drink since it clearly is still winter but I would bet my bonus that it would be a top 5 selling item at GP.

Please email me your thoughts and feedback. I have also CC'd the owner of Éxodo in case you want to reach out to him. He has an interesting story to tell and he is a locally owned minority business which continues outreach in our own back yard. Very compelling stuff.

Arvind Nair,
General Manager,
Clyde's of Gallery Place
707 7th Street, N.W., Washington, DC 20001
(202) 349 3700